May 21, 2019

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175

       Re: Quantum Computing Inc.
           Amendment No. 2 to Registration Statement on Form 10-12(g) Filed May 10, 2019
           File No. 000-56015

Dear Mr. Liscouski:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2019 letter.

Amendment no. 2 to Registration Statement on Form 10

Financial Statements and Exhibits, page F-1

1. As you prepare your amended document, please continue to be aware of the requirements set forth in Rule 8- 08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.
 Robert Liscouski
Quantum Computing Inc.
May 21, 2019
Page 2
Notes to the Audited Financial Statements
Note 8   Capital Stock, page F-14

2. You disclose the requisite service period is the three year period starting with the first date of employment. However, you determined that the full amount of the fair market value of the shares should be recognized as compensation expense as of the date of the grant since the awards immediately vest. Please note that since the awards includes a feature to repurchase the awards for no consideration if the employee terminates employment before the completion of the service period, the substance of this feature would represent a substantive service condition (i.e., vesting is over the three year period). We refer you to
      ASC 718-10-25-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                             Sincerely,

FirstName LastNameRobert Liscouski                           Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameQuantum Computing Inc.
                                                             and Services
May 21, 2019 Page 2
cc:       Chris Roberts
FirstName LastName